Exhibit 99.3

Pengrowth Energy Trust

Reconciliation of Financial Statements to

United States Generally Accepted

Accounting Principles

As at June 30, 2010 and for the six months ended June 30, 2010 and 2009 (unaudited)

The reconciliation of the interim consolidated financial statements to United States generally accepted accounting principles (U.S. GAAP) as at June 30, 2010 and for the six months ended June 30, 2010 and 2009, has been prepared following the same accounting policies and methods of computation as the reconciliation of the consolidated financial statements to U.S. GAAP for the year ended December 31, 2009. The disclosures provided below are incremental to those included with the annual consolidated financial statements and the reconciliation of those financial statements to U.S. GAAP. The reconciliation of the interim consolidated financial statements to U.S. GAAP should be read in conjunction with the consolidated financial statements and the reconciliation of the consolidated financial statements to U.S. GAAP for the year ended December 31, 2009.

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) as they apply to Pengrowth, are as follows:

(a)	Pengrowth has recorded write-downs of capitalized costs under U.S. GAAP in prior years of $2,022.5 million (year ended December 31, 2009 – $2,022.5 million). In addition, under U.S. GAAP depletion is calculated using reserves determined based on the first day of the months prices for the prior twelve month period as opposed to escalated dollar reserves as required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the depletion charge for the six months ended June 30, 2010 by $78.1 million (six months ended June 30, 2009 – $100.2 million, year ended December 31, 2009 – $189.4 million).

(b)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of income tax expense at the Canadian federal level for the six months ended June 30, 2010 is $11.3 million (six months ended June 30, 2009 – $21.4 million reduction; year ended December 31, 2009 – $42.0 million reduction). The portion of income tax expense at the provincial level for the six months ended June 30, 2010 is $7.5 million (six months ended June 30, 2009 – $11.6 million reduction; year ended December 31, 2009 – $23.4 million reduction).

(c)	Under U.S. GAAP, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities. It is anticipated that no amount of the current or prior year unrecognized tax benefit will be realized in the next year. The unrecognized tax benefit, if recognized, would have a favorable impact on Pengrowth’s effective income tax rate in future periods.

(d)	Pengrowth follows disclosure standards under U.S. GAAP with respect to derivatives and hedging. These standards are similar to Canadian GAAP. The following are additional disclosures required under U.S. GAAP with respect to Pengrowth’s derivatives.

Pengrowth has not designated any outstanding risk management contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value on the statement of income (loss) as unrealized commodity risk management contracts. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. The use of commodity contracts involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The total of all risk management assets is $66.1 million (December 31, 2009 – $38.2 million). The total of all risk management liabilities is $34.7 million (December 31, 2009 – $65.0 million). Under Canadian and U.S. GAAP, the risk management assets and risk management liabilities are netted by individual counterparty, thus the maximum amount of potential loss due to credit risk is the carrying amount of the risk management assets recorded on the balance sheet. There are no contingent features of these contracts related to Pengrowth’s credit risk.

Consolidated Statements of Income and Comprehensive Income

Stated in thousands of Canadian Dollars, except per trust unit amounts (unaudited)

The application of U.S. GAAP would have the following effect on net income as reported:

	Six months ended June 30, 2010	Six months ended June 30, 2009	Year ended December 31, 2009
Net income (loss) for the period, as reported	$102,688	$(43,960)	$84,853

Adjustments:
Depletion and depreciation (a)	78,122	100,169	189,371
Amortization of discontinued hedge	136	136	272
Non-cash interest on convertible debentures	(120)	20	40
Future tax adjustments	(27,331)	(27,088)	(77,553)

Net income – U.S. GAAP	$153,495	$29,277	$196,983

Other comprehensive income:
Amortization of discontinued hedge	(136)	(136)	(272)

Comprehensive income – U.S. GAAP	$153,359	$29,141	$196,711

Net Income per trust unit – U.S. GAAP
Basic	$0.53	$0.11	$0.74
Diluted	$0.52	$0.11	$0.74

Consolidated Balance Sheets

Stated in thousands of Canadian dollars (unaudited)

The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

As at June 30, 2010	As Reported	Increase (Decrease)	U.S. GAAP
Assets
Property, plant and equipment (a)	$3,588,373	$(1,484,380)	$2,103,993
Future income taxes	—	232,721	232,721

		$(1,251,659)

Liabilities
Future income taxes	$171,800	$(171,800)	$—
Other long term liabilities (c)	—	18,996	18,996

Unitholders’ equity:
Accumulated other comprehensive income	$—	$1,494	$1,494
Trust unitholders’ equity	2,792,078	(1,100,349)	1,691,729

		$(1,251,659)

As at December 31, 2009	As Reported	Increase (Decrease)	U.S. GAAP
Assets
Property, plant and equipment (a)	$3,789,369	$(1,562,502)	$2,226,867
Future income taxes	—	251,473	251,473

		$(1,311,029)

Liabilities
Convertible debentures	$74,828	$40	$74,868
Future income taxes	180,671	(180,671)	—
Other long term liabilities (c)	—	19,288	19,288

Unitholders’ equity:
Accumulated other comprehensive income	$—	$1,630	$1,630
Trust unitholders’ equity	2,795,201	(1,151,316)	1,643,885

		$(1,311,029)

Additional disclosures required under U.S. GAAP

The components of accounts receivable are as follows:

	As at June 30, 2010	As at December 31, 2009
Trade	$154,123	$159,309
Prepaid	17,581	23,033

	$171,704	$182,342

The components of accounts payable and accrued liabilities are as follows:

	As at June 30, 2010	As at December 31, 2009
Accounts payable	$20,721	$50,998
Accrued liabilities	132,711	134,339

	$153,432	$185,337